August 30, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	David Edgar - Staff Accountant
Brad Skinner - Accounting Branch Chief

Re:	Cintel Corp.
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Filed June 18, 2007

Ladies and Gentlemen:

We are counsel to Cintel Corp. (the “Company”). On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond within 10 business days to your letter dated August 17, 2007. We are hereby requesting an extension of the date to respond until, on or before September 7, 2007.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Marcelle S. Balcombe

Marcelle S. Balcombe